 RESCISSION AGREEMENT

This Rescission Agreement (this "Agreement") is made and entered into effective as of October 31, 2006, by and between NT Holding Corp., a Nevada corporation ("NT'), and Grand Canal Entertainment, Inc., a Delaware corporation ("Grand Canal").

RECITALS

A.

NT and Grand Canal are parties to a certain Agreement for Substitution, dated June 17, 2006 (“the Substitution Agreement”) pursuant to which the parties agreed that Grand Canal would return the interest in Tagalder C3 Holdings to the Company and that the Company will be obligated to provide Grand Canal with substitute consideration agreeable to Grand Canal within 60 days of the date of the Substitution Agreement.

B.

Due to subsequent events, such as the cancellation of the Jinyan Acquisition Agreement, the parties desire to cancel and recind the Substitution Agreement, subject to the terms and conditions set forth herein.

AGREEMENT

NOW THEREFORE, in consideration of the mutual premises and covenants contained herein, and for other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1.	Incorporation of Recitals. The foregoing recitals are hereby incorporated in and made a part of this Agreement by this reference.

2.	Rescission and Cancellation of Agreement. The parties agree as follows:

2.1.

Upon execution of this Agreement, the parties will cancel and consider rescinded all previous agreements between the parties.   According to the this Agreement, NT shall not be responsible for providing  any projects to Grand Canal, and all ownership of Grand Canal will transfer to its original shareholders (“Return Transfer”).

3.

Further Assurances. Each of the parties agrees to take such actions and steps as may be reasonably requested by the other party to effect the Return Transfer set forth in Section 2.1, including without limitation to execute and deliver any required filings with governmental authorities. Further, each of NT and Grand Canal shall take all reasonable actions necessary to comply promptly with all legal requirements which may apply with respect to the transactions hereunder and will promptly cooperate with and furnish information to the other party in connection with any such requirements.

4.

Entire Agreement; Amendments. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof, and supercedes and replaces any prior or contemporaneous agreements or understandings, whether written or oral, relating to such subject matter. This Agreement is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder. This Agreement may not be modified or amended except in writing signed by the parties.

5.	Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and together shall constitute one and the same instrument.

IN WITNESS WHEREOF, each party has caused this Agreement to be executed by its authorized representative as of the date first set forth above.

NT HOLDING CORP.	GRAND CANAL ENTERTAINMENT, INC.

By: Chun Ka Tsun	By: M. Richard Cutler_________

Print Name: Chun Ka Tsun	Print Name: M. Richard Cutler, President

Title: Authorized Officer	Title: